The Merger With AXIS Capital Creates Superior Value for All Shareholders EXOR's
Cash Offer is Not Acceptable Based on Price and Terms

June 2015

DISCLAIMER
Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information
about the directors and executive officers of AXIS is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014,
March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated
above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

PartnerRe Board of Directors' Commitment to Maximizing Shareholder Value

[] In response to trends in the reinsurance industry, PartnerRe's Board of
Directors ("BOD") and management have actively considered various strategic options and a range of potential transactions[] PartnerRe's BOD and management concluded that diversifying into the primary insurance market would be the next logical step to reposition its business [] PartnerRe has actively looked at organic and inorganic growth in the primary insurance sector

[] Organic initiatives or small acquisitions do not "move the needle"

[] Acquisitions of attractive primary insurance platforms of significant size would have required premium valuations, likely resulting in meaningful dilution and value destruction for PartnerRe's shareholders

[] After evaluating a full range of alternatives, it became clear that a combination with AXIS was the most compelling opportunity for PartnerRe's shareholders [] The BOD concluded that depressed valuations made it imprudent to pursue a sale of the Company

[] The merger with AXIS allows PartnerRe to invest in the primary insurance business without paying a control premium and benefit from the ongoing consolidation of the reinsurance industry

Why AXIS?
A combination with AXIS represents an unparalleled opportunity for PartnerRe, creating a global leader in specialty insurance and reinsurance

[] Combination will create a reinsurance and insurance powerhouse with approximately $13bn  combined shareholders equity(1)

[] Primary specialty platform with $2.5bn+   in premiums across a diversified
array of product lines [] Top 5 global reinsurance franchise[] Top 10 global /
top 3 U. S.  life and health reinsurer

[] Value creation through combined franchise strengths, including significant capital efficiencies and meaningful operational synergies

[] Expanded ability to invest in growing specialty franchises and to return capital to shareholders [] At least $200  million in identifiable, actionable and concrete expense savings, expected to be realized within the first 18 months of operations [] Capital efficiencies [] Incremental growth opportunities, including $60+  million annual pre-tax  fee-based  earnings from third-party  capital management by 2017 [] Transaction expected to be meaningfully accretive to earnings and return on equity

[] Clear common vision accelerates strategies for both companies

[] Growth accompanied by excellence in risk management, as demonstrated by a
consistent record of reserve redundancies [] Best-in-class    talent who have a
history of focusing on shareholder value creation [] Compatible cultures facilitate integration and lower execution risk

Source: Company filings.
(1) Based on financial statements as of 3/31/2015.

EXOR's Inferior Current Offer is Not in the Best Interest of PartnerRe
Shareholders

1 [] EXOR's inferior offer significantly undervalues PartnerRe's standalone franchise

2 [] Precedent acquisition transactions imply a valuation well in excess of
$137.50

3 [] Cash consideration removes upside participation for PartnerRe shareholders

4 [] PartnerRe's merger with AXIS ("MergeCo") has significant value upside that is not captured in EXOR's inferior offer

5 [] PartnerRe's merger with AXIS enhances the security of preferred shareholders, which would be worsened in a potential sale to EXOR

6 [] Proposed terms and conditions expose PartnerRe shareholders to significant risks

5

1 EXOR's Inferior Offer Undervalues PartnerRe's Franchise

PartnerRe's prudent reserves have meaningful value to shareholders, which is not currently reflected in its book value

Estimated Value of Conservative Reserve Position			
Analyst Estimates of Reserve Redundancies (after-tax)	$0.4bn	–	$0.8bn
Implied Value per PartnerRe Share	~$8.00	–	~$16.00

Economic book value for PartnerRe is in excess of EXOR's $137.50 opportunistic offer, which implies a negative franchise value for PartnerRe

Economic Book Value for PartnerRe			
Estimated PRE BVPS at 12/31/15	~$135.00		
Estimated Value per Share of Reserves	~$8.00	–	~$16.00
Economic Book Value for PRE	**~$143.00**	–	**~$151.00**
EXOR Offer	**$137.50**		

PartnerRe

Source: S-4 to be filed by both AXIS and PartnerRe on 6/1/2015.
Note: Assumes 18.5% effective tax rate. Assumes 48.850 million diluted PRE shares as of 3/31/2015 per S-4.

6

2 Precedent Acquisition Transactions Imply a Valuation Well in Excess of $137.50

EXOR's inferior offer is inadequate for a sale transaction

		Implied PartnerRe Value per Share [1]		
	PartnerRe Statistic	Endurance/ Montpelier	XL/ Catlin	Rejected Endurance Offer for Aspen
	P/BV	1.21x	1.25x	1.16x
	P/TBV	1.21	1.59	1.17
	FY1 P/E	13.9x	12.2x	11.8x
Price to:				
At 3/31/15:				
Book Value	$130	$157	$162	$150
Tangible Book Value	118	144	188	138
At 12/31/15E:				
Book Value	$135	$164	$169	$157
Tangible Book Value	123	149	195	143
2015E EPS	$12	$167	$146	$142

(Shaded) Greater than $137.50

PartnerRe

Source: S-4 to be filed by both AXIS and PartnerRe on 6/1/2015.
(1) Price implied by selected transaction P/BV, P/TBV, and FY1 P/E multiples, as applied against relevant PartnerRe statistic.

 3 Cash Consideration Removes Upside Participation  for PartnerRe Shareholders

Rising interest rates have material potential valuation upside, which is not reflected and could not be realized through EXOR's inferior cash consideration

[] Assuming an incremental 100bps increase in interest rates

Impact of Incremental 100bps Increase in Interest Rates

  Incremental Run-Rate Pre-Tax Income:           ~$135mm
  Impact on ROE (After-Tax)                       ~150 bps
Incremental Value @ 10.0x P/E (1) :
------------------------------------------------
    Per PRE Share                                   ~$22.00
PV of Increase in BV at 7% Discount Rate(1,2) :
------------------------------------------------
    Per PRE Share                                   ~$21.00
    12/31/15E Pro Forma BVPS                      ~$156.00

Additional benefit from rising rates would be reflected in better reinsurance pricing as alternative capital hurdle rates increase

Source: S-4 to be filed by both AXIS and PartnerRe on 6/1/2015. (1) 48.850 million diluted PRE shares assumed per S-4.
(2) Terminal value calculated using a 0% perpetuity growth rate

8

4 MergeCo Has Significant Value Upside vs. EXOR's Inferior Offer

Long-term economic value of MergeCo shares to PartnerRe shareholders

All Values Reflect MergeCo Value per PRE Share	At P/TBV of 1.16x (Peer Avg.)
Implied P/BV	*1.09x*
Illustrative MergeCo Value at 12/31/15 (1) (Excluding $750mm Capital Returned Post-Closing)	~$120.00
Value of $750mm Capital Returned Post-Closing	~ 8.00
Value of PRE Reserve Redundancies (a/t) (2) (AXS Redundancies Reflect Additional Value Not Reflected)	~ 5.00
Economic Value to PRE	**~$133.00**
PV of Synergies Net of Restructuring Charges @ 7% Cost of Equity & 10.0x P/E on Terminal Value (a/t)	~ 15.00
Ongoing Value in MergeCo	**~$148.00**
Special Dividend to PRE Shareholders	11.50
Total Illustrative Value to PRE	**~$159.50**

	At P/TBV of				
	1.07x	**1.16x**	**1.20x**	**1.25x**	**1.30x**
Implied P/BV	*1.00x*	*1.09x*	*1.12x*	*1.17x*	*1.22x*
Total Illustrative Value to PRE	**~$150.50**	**~$159.50**	**~$163.50**	**~$168.50**	**~$173.50**

Current P/TBV Multiples	
VR	1.14x
RNR	1.17
XL	1.18
ACGL	1.41
ACE	1.47

Source: S-4 to be filed by both AXIS and PartnerRe on 6/1/2015.
Note: Assumes diluted MergeCo shares at closing per S-4.
(1) Analysis assumes a pro forma TBVPS of $51 per share for the combined company as of 12/31/2015E. Implied value per PartnerRe share applies a 2.18x exchange ratio and includes the book value impact of a special dividend of $11.50 per share.
(2) Assuming ~$500mm after-tax reserve redundancies based on Wall Street research.

PartnerRe

9

4 MergeCo Has Significant Value Upside vs. EXOR's Inferior Offer (con't.)

Cash price of $137.50 removes upside participation – e.g., interest rate increase would have material valuation implications

- Assuming an incremental 100bps increase in interest rates

Impact of Incremental 100bps Increase in Interest Rates

Incremental Run-Rate Pre-Tax Income:	**~$270mm**
Impact on ROE (After-Tax)	**~200 bps**
Incremental Value @ 10.0x P/E[1]:	
Per MergeCo / AXS Share	**~$11.00**
Per PRE Share	**~$23.00**
PV of Increase in BV at 7% Discount Rate[1,2]:	
Per MergeCo / AXS Share	**~$11.00**
Per PRE Share	**~$23.00**

Illustrative Value of MergeCo to PRE at 1.16x P/TBV	~$159.50
Increase in Book Value due to Higher Rates	~$23.00
Total Illustrative Value of MergeCo to PRE	**~$182.50**

Additional benefit from rising rates would be reflected in better reinsurance pricing as alternative capital hurdle rates increase

PartnerRe

Source: S-4 to be filed by both AXIS and PartnerRe on 6/1/2015.
(1) Share count assumed per S-4. Per PRE share assumes 2.18x exchange ratio.
(2) Terminal value assumes perpetuity growth rate with 0% growth.

10

5 PartnerRe / AXIS Merger Enhances the Security of Preferred Shareholders, which Would be Worsened in a Potential Sale to EXOR

	PRE Standalone	AXS Standalone	MergeCo	EXOR	
Long-Term Rating (S&P)	A- (Stable Outlook)	A- (Stable Outlook)	Anticipate A-	BBB+ (Negative Outlook)	
Preferred Rating (S&P)	BBB	BBB	Anticipate BBB	?	
Financial Strength Rating (AM Best / S&P)	A+ / A+	A+ / A+	Anticipate A+ / A+	?	
Pro Forma Senior Debt	$0.8bn	$1.0bn	$1.9bn	$0.8bn	Existing PRE Debt
				1.8bn[1]	Existing EXOR Debt
				4.8bn	EXOR Acquisition Financing
				$7.4bn	Total Debt
Equity Capitalization (3/31/2015)	$7.3bn	$6.0bn	$12.9bn	$7.3bn[2]	
Pro Forma (Debt & Preferred) / Total Capitalization	20.7%	23.0%	23.1%	>40.0%[3]	
Earnings Volatility[4]	98%	57%	71%	98%[2]	
2017E Earnings Before Preferred Share Dividends	$536mm	$553mm	$1,266mm[5]	$536mm[2]	

Maintaining a BBB rating would be difficult given EXOR parent BBB+ rating and increased leverage

Source: Company filings.
(1) Assumes EUR to USD exchange rate of 1.09.
(2) Reflects PRE standalone.
(3) EXOR data as of 3/31/2015 as per Interim Report. Assumes gain of €645mm (after-tax) for the sale of C&W. Assumes EUR to USD exchange rate of 1.09.
(4) Earnings volatility calculated as the standard deviation divided by the average annual net income for the 2002 – 2014 period.
(5) Excludes incremental earnings from third-party capital management and other identified new growth opportunities.

PartnerRe

6 EXOR's Proposed Terms and Conditions Expose  PartnerRe Shareholders to
Significant Risks

Closing Risk:

[] PartnerRe shareholders bear up to $315mm  in costs if the EXOR deal fails to close and no compensation for a lost transaction opportunity

[] No contractual obligation on EXOR or its controlling shareholders to make required regulatory filings or assist in obtaining regulatory approval, no
"hell or high water" obligation, and no customary regulatory termination fee to incentivize EXOR to obtain approvals

[] EXOR's guarantee only covers payment obligations. For breaches of its other obligations, PartnerRe has recourse only to certain EXOR subsidiaries, which appear to lack resources required to be an accountable party

[] EXOR could rely on above weaknesses to walk away from the transaction without consequence in the event of negative developments in its or PartnerRe's businesses or general market conditions and events

Timing Risk:

[] Significantly longer timeframe to closing, exposing PartnerRe shareholders to heightened execution risk

[] EXOR's inferior offer also fails to compensate PartnerRe shareholders for the growth in the business between now and any reasonable closing date

Foremost is EXOR's inferior value

EXOR's offer also requires PartnerRe shareholders to bear significant risks while failing to adequately compensate them in return

The PartnerRe Board Has Approached EXOR's Proposal Responsibly to Assess Value
and Risks

[] Following the receipt of EXOR's proposal of $130.00   per share on April 14,
2015, PartnerRe and its advisors held detailed discussions and conducted a full analysis of EXOR's offer to make a recommendation to the BOD

[] EXOR's proposal was lacking in several areas, but to address these concerns, the BOD unanimously agreed to engage and explore potential improvements that
EXOR might make on price and terms

[] PartnerRe requested -- and AXIS granted -- a limited waiver allowing
PartnerRe to engage with EXOR

[] After a series of exchanges and meetings, given the numerous execution risks and EXOR's inflexibility on price, PartnerRe reaffirmed its commitment to the amalgamation and announced enhanced terms for the AXIS transaction

[] EXOR has been misleading PartnerRe shareholders as a negotiating tactic --
our BOD will not be coerced into relinquishing control for an inadequate premium

[] The record of exchanges show that EXOR was unwilling to be flexible on price
-- a price which significantly undervalues PartnerRe compared to the benefits of the AXIS transaction

[] EXOR's recent offer dated May 12, 2015, of $137.50   per share is
unacceptable on value and terms

[] In addition to price inadequacy, EXOR's inferior offer continues to have significant structural risks

[] PartnerRe obtained an additional, broad waiver from AXIS to allow full engagement with EXOR, including the ability to conduct discussions, negotiations and due diligence

[] EXOR also rejected PartnerRe's good faith offer to engage in discussions on price and other terms

[] PartnerRe's BOD is fully aligned with shareholders and will continue to act in their best interests

The PartnerRe BOD reaffirms its recommendation with respect to the merger with
AXIS and will proceed to shareholder approval

Appendix

Strong Case for Multiple Expansion
The Combined Company's High ROE / Low Volatility Profile Argues for a Premium
Valuation Relative to Peers

2017E ROE Versus Historical Volatility(1)

Price-to-Tangible Book Value

Potential premium over selected (re)insurers

Note: Market data as of 5/27/2015, unless otherwise noted. Selected (re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE,
 RNR, VR, and XL.
      Price-to-tangible book value multiples are the averages of the multiples for the companies that fall into each quadrant.
(1)   Earnings volatility based on annual net income for the 2002 -- 2014 period.
(2)   Consists of 2017E ROE, based on I/B/E/S estimates for peers and on management estimates for the pro forma combined company.
(3)   Selected (re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE, RNR, VR, and XL. MRH's multiple is it's last unaffected multiple as of 12/10/2014. Also includes
      XL's multiple pro forma for its combination with Catlin, where the tangible book value is sourced from their published
 Preliminary Unaudited Pro Forma Consolidated Financial
      Information, which was filed in an 8-K on March 19, 2015.

DISCLAIMER
Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. ("PartnerRe") and AXIS Capital Holdings Limited
("AXIS"). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange
Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document
PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO
READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the
SEC by PartnerRe and/or AXIS through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe's internet website at
http://www.partnerre.com or by contacting PartnerRe's Investor Relations
Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.
Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS' internet website at http://www.axiscapital.com or by contacting
AXIS' Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

DISCLAIMER
Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are "forward-looking" statements. The words
"anticipate," "believe," "ensure," "expect," "if," "illustrative," "intend,"
"estimate," "probable," "project," "forecasts," "predict," "outlook," "aim,"
"will," "could," "should," "would," "potential," "may," "might," "anticipate,"
"likely" "plan," "positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe's and AXIS' most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

[] the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction; [] the failure to consummate or delay in consummating the proposed transaction for other reasons; [] the timing to consummate the proposed transaction; [] the risk that a condition to closing of the proposed transaction may not be satisfied;

[] the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; [] AXIS' or PartnerRe's ability to achieve the synergies and value creation contemplated by the proposed transaction; [] the ability of either PartnerRe or AXIS to effectively integrate their businesses;
and [] the diversion of management time on transaction-related  issues.

PartnerRe's forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS'
forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.
Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.